[Reliance Bancshares, Inc. Letterhead]
June 22, 2007
VIA EDGAR (Correspondence)
Ms. Kathryn McHale
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Response to SEC Comments Related to Reliance Bancshares, Inc.
Registration Statement on Form 10
Filed April 27, 2007
File No. 000-52588

Dear Ms. McHale,

On behalf of Reliance Bancshares, Inc. (the “Company”), we are responding to the Staff at the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced filing, as required by your letter dated May 24, 2007 to the undersigned. Our responses are numbered to correspond with the numbered comments contained in the May 24, 2007 letter. For your convenience, we have repeated the Commission’s comments below before each of our responses.

Business
General, page 4

1.	Please elaborate on your primary sources of income in order to provide shareholders with a clear understanding of your business. Consider including a table which clearly sets forth each material business segment and the percentage income you derive from such segment.

Response:

Additional information is provided in the “Recent Developments” section on page 3 of the Registration Statement, which indicates the percentage of total assets, revenues and net income that each of the Company’s subsidiary banks provide. This information supports the Company’s contention that segment reporting is not required for this filing. This same information is added to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 15 of the Registration Statement.

Market Area Approach to Geographic Expansion, page 5

2.	Please expand your disclosure regarding your two primary market areas to provide a stronger basis for your conclusions that the St. Louis region and Southwest Florida will continue to be attractive markets for your banks. For example, disclose any material information on the population characteristics and economic trends of the areas you serve, including information and trends relating to population growth or decline, aging and per capita income. Describe any material changes in these factors. Describe more broadly the nature of employment in those areas. Please disclose any specific reports or data on which you rely. We note, as a particular example, your statement that according to the St. Louis Federal Reserve, the St. Louis region is experiencing a surge in household wealth, for which you provide no specific statistics nor cite any particular report, date, or context.

Response:

The Company has expanded the discussion of the data gathered by the Company in the “Market Area and Approach to Geographic Expansion” on pages 3 and 4 of the Registration Statement.

Forward-looking Statements, page 2

3.	We note your reference to the Section 21E of the Securities Exchange Act of 1934. Please delete all reference to this safe harbor. It is inapplicable in this context, because Reliance Bancshares is not currently a reporting company. See Section 21E(a)(1) of the 1934 Act.

Response:

The Company has revised the “Forward-Looking Statements” section on page 2 of the Registration Statement to remove the reference to Section 21E of the Securities Exchange Act of 1934.

Risk Factors; General, page 9

4.	Please disclose any material exposure the bank has to the subprime mortgage market.

Response:

The Company has no exposure to the subprime market. Additional language clarifying this fact has been added in the definition of residential real estate loans in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 34 of the Registration Statement.

5.	We note from page 30 that you sell long-term, fixed-rate loans but retain short-term, adjustable-rate loans. Please consider including a risk factor which addresses the volatility of these particular loans and any higher default percentage.

Response:

We understand that retaining adjustable-rate (“ARM”) loans exposes companies to credit risks resulting from the potential of increased costs to be paid by customers, and therefore, a greater risk of default, due to changed interest rates. We have considered the above and do not believe that such risk is a material risk to our Company.

We manage the Company’s exposure to this risk in several ways. First, most of our ARM loan volume includes either a three or five-year fixed initial rate. These loans have significantly less interest rate reset volatility than the one-year ARM loans. Furthermore, we do not market ARM loans with initial rates of interest below the fully-indexed rates so that we are not exposed to increased risks of default, delinquency or prepayment as rates adjust upward to the fully-indexed rates. Finally, we do not originate negative amortization loans, which carry increased risk of insufficient collateral coverage, particularly during periods of declining real estate values.

Based on the above, we did not revise the “Risk Factors” section of the Registration Statement to include a risk factor relating to ARM loans.

The Building of Market Share Through our Branching, page 10

6.	Please disclose the estimated costs of opening ten to thirteen new branches in the next 24 months.

Response:

The Company’s current prototype retail branch comprises an approximately 4,000 square foot facility with drive through lanes, on an average .75-acre lot. The average fixed asset investment (current dollars) is $1,950,000 per location, if owned (rather than leased). Total estimated capital expenditures for ten to thirteen new locations would be $20 million to $26 million. In addition, the Company’s new retail branches have typically reached breakeven levels of profitability between 24 and 30 months of operation, after incurring cumulative startup losses of approximately $300,000 per location. The estimated startup costs for ten to thirteen new locations, including occupancy costs relating to the capital investment levels above, would be approximately $3.0 to $4.0 million (on a pre-tax basis).

The risk factor “The building of market share through our branching strategy could cause our expenses to increase faster than revenues” on page 8 of the Registration Statement has been revised accordingly.

If the value of real estate in the St. Louis and Ft. Myers metropolitan areas...., page 10

7.	Please disclose what percentage of your loan portfolio is collateralized by real estate in the St. Louis and Ft. Myers areas respectively.

Response:

Additional language has been added to the following risk factor on page 9 of the Registration Statement: “If the value of real estate in the St. Louis and Ft. Myers metropolitan areas were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.” The description of real estate loans in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 34 of the Registration Statement has also been revised to include this disclosure.

Risk Management; Credit Risk Management, page 29

8.	Please discuss the varying degrees of risk presented by the different types of loans that you offer (e.g., residential vs. commercial vs. construction).

Response:

The Company has expanded the discussion of the varying degrees of risk presented by the different types of loans offered by the Company in the “Credit Risk Management” section beginning on page 33 of the Registration Statement.

9.	Please provide more details with regard to your “strong underwriting process” to which you refer in the last paragraph on page 31.

Response:

Additional language has been added and certain information previously disclosed in the Registration Statement has been moved to the “Credit Risk Management” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 33 to discuss the Company’s underwriting process.

10.	Please disclose the procedure for the authorization of loans, and any limits on lending to a single borrower.

Response:

Additional language has been added and certain information previously disclosed in the Registration Statement has been moved to the “Credit Risk Management” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 33 to discuss the Company’s underwriting process.

Credit Risk Management, page 30

11.	We note the significant increase in your total non-accrual loans to $5.0 million at December 31, 2006, $3.0 million at December 31, 2005 and $1.6 million at December 31, 2004. In light of this significant increase, please revise this section to more fully explain the following:

•	disclose the reasons why the increases took place (economic, concentration of lending, one significant borrower(s), or other);

•	quantify and discuss any particular large dollar loan(s) as defined by management, including reference to the type of borrower, loan classification and management’s plans for working out the loan or the possibility of charge-off and/or a related foreclosure;

•	quantify the related amounts of non-accrual loans by category for the latest two fiscal year-ends and discuss the existence of any trends noted by management not otherwise apparent by your current disclosures; and

•	provide bridging disclosure to your discussion of delinquent and potential problem loans, including how these loans may or may not be indicative of future non-accrual loans and how you are attempting to workout both non-accrual and potential problem loans.

Response:

The Company has revised the “Credit Risk Management” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 33 of the Registration Statement to expand the discussion of nonperforming and potential problem loans.

Liquidity and Rate Sensitivity Management, page 36

12.	Based upon your gap analysis on page 37, it appears a significant portion of your time deposits at December 31, 2006 mature and/or re-price during the next 12 months. Please revise your liquidity discussion to describe your retention plan for time deposits and its impact on liquidity.

Response:

The Company has provided additional disclosure on page 45 of the Registration statement, immediately prior to the time deposit maturity schedule, which explains the possible options which may be taken by the Company to retain these deposits upon maturity.

Directors and Executive Officers, page 51

13.	In accordance with Item 402(k)(3), please provide narrative disclosure along with the table you have presented which addresses: “standard compensation arrangements (such as fees for retainer, committee service, service as chairman of the board or a committee, and meeting attendance); and whether any director has a different compensation arrangement, identifying that director and describing the terms of that arrangement.”

Response:

The Company has revised the disclosure on page 54 of the Registration Statement to address the standard compensation arrangements of its directors.

14.	We note the biographical information you have provided for Daniel S. Brown. Given that Mr. Brown appears to have been 37 when joining the bank, it seems implausible that he had “20 years of prior banking experience as Senior Vice President...and Vice President” of leading banks. Please confirm this information is accurate or revise as necessary.

Response:

The Company has revised Mr. Brown’s biography appearing on page 55 of the Registration Statement.

Independence of Members of the Board of Directors, page 54

15.	Please move your disclosure regarding director independence to the section entitled “Certain Relationships and Related Transactions, and Director Independence, ” as stipulated by Item 7 of Form 10.

Response:

The Company has revised the Registration Statement to move the section entitled “Independence of Members of the Board of Directors” to page 68 under “Certain Relationships and Related Transactions, and Director Independence. ”

16.	Please revise in accordance with Item 407(a)(1)(ii) of Regulation S-K.

Response:

Because the Company’s shares are not currently listed on any national securities exchange or other automated quotation system, nor is the Company applying for the initial listing of its securities on any such exchange or system in connection with the filing of this registration statement, the Company is not presently governed by specific corporate governance guidelines or rules imposing independence requirements on the composition of the Board of Directors and its committees. The Company has chosen, however, to evaluate the independence of its Board members according to the definition of “independence” as set forth in The Nasdaq Stock Market Marketplace Rules and has revised the Registration Statement accordingly on page 68.

Executive Compensation
Compensation Philosophy and Design, page 55

17.	We note you have set forth your compensation philosophy; please describe how you believe the various elements of compensation you use address each of these objectives.

Response:

The Company has revised the disclosure on pages 57 and 58 of the Registration Statement to describe how the various elements of executive compensation address the Company’s compensation philosophy.

18.	In addition, in accordance with Item 402(b)(l)(v), please disclose how you determine the amount (and where applicable, the formula) for each element to pay.

Response:

The Company has revised the Compensation Discussion & Analysis of the Registration Statement to address the method by which the amount of each compensation element is determined. Such revised disclosure begins on page 58 of the Registration Statement under the section “Elements of Compensation. ”

19.	You have disclosed that Mr. Von Rohr conducts his own market survey and then makes suggestions regarding salary to the compensation committee. Please disclose whether these suggestions pertain only to Mr. Oberkfell and Mr. Tate or whether he also makes recommendations with regard to his own salary. In addition, we note the compensation committee does not use any consultant; please disclose whether the compensation committee conducts any research of their own in making salary determinations or solely relies on the data compiled by Mr. Von Rohr.

Response:

The Company has revised the Compensation Discussion & Analysis of the Registration Statement on page 57 to address the compilation of market data by Mr. Von Rohr and for what purposes it is used. Furthermore, the Registration Statement has been amended to disclose the Compensation Committee’s reliance upon this data.

20.	Please elaborate on how the compensation committee determines other elements of compensation aside from base salaries. For example, you have disclosed that the committee grants bonuses to executive officers based on performance; please elaborate as to how these bonuses are determined and disclose any benchmarking by the committee to evaluate performance. See 402(b)(2).

Response:

The Company has revised the Compensation Discussion & Analysis of the Registration Statement to address the method by which the amount of each compensation element is determined. Such revised disclosure begins on page 58 of the Registration Statement under the section “Elements of Compensation. ”

Chief Executive Officer Compensation, page 57

21.	Please explain what you mean by “additional terms of Mr. Von Rohr’s employment” apart from his employment agreement.

Response:

On December 14, 2005, the Compensation Committee agreed on certain terms of Mr. Von Rohr’s employment through 2008, evidenced by a written Agreement of Compensation Package. The Company has revised the disclosure on page 60 of the Registration Statement to clarify that these additional terms were set forth by the Compensation Committee in such Agreement.

22.	It is not clear why you refer to Mr. Von Rohr’s “base compensation” as $250,000, yet the Summary Compensation Table lists his salary at just under that amount. Please revise to clarify.

Response:

The Company has revised the Summary Compensation Table on page 61 of the Registration Statement, adding footnote 2 to include disclosure clarifying Mr. Von Rohr’s reported salary. Mr. Von Rohr’s 2006 base salary was set at $250,000. The Company’s employees, including Mr. Von Rohr, are paid every two weeks, with a one-week holding period applied to all paychecks. As such, the first payment Mr. Von Rohr received during the fiscal year 2006 was for services rendered for the last two weeks of fiscal 2005, which his base salary was $200,000. Along those lines, Mr. Von Rohr received a paycheck for services rendered during the last two weeks of fiscal 2006 in January 2007. Therefore, the variance in his established base salary of $250,000 and his salary amount of $249,242.92 reported in the Summary Compensation Table was a result of the payroll period not coinciding with the calendar year.

23.	We note that Mr. Von Rohr’s total compensation, particularly his bonus, is notably greater than those of the other named executive officers. In the last paragraph of Section 11(B)(1) of Release 33-8732A, the Commission stated that material differences in the compensation policies between the named executive officers should be discussed. Please revise your Compensation Discussion and Analysis to directly address this difference. Please also refer to Item 402(b)(2)(viii).

Response:

The Company has revised the Registration Statement to discuss Mr. Von Rohr’s compensation compared to that of the other named executive officers. Please refer to page 60 of the Registration Statement.

Consolidated Financial Statements

General

24.	Please note the updating requirements of Rule 3-12 Regulation S-X.

Response:

Information with respect to the three months ended March 31, 2007 and 2006 has been added throughout the Registration Statement, including expanded discussion of the first quarters of 2007 and 2006 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 15 of the Registration Statement and the addition of Interim Consolidated Financial Statements beginning on page F-34 of the Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

25.	Please include a signed report from your accountants. Refer to Rule 2-02(a) of Regulation S-X.

Response:

The Company has provided a signed report from Cummings, Ristau, and Associates, P.C. on page F-2 of the Registration Statement.

Consolidated Statements of Cash Flows, page F-17

26.	Please quantify and describe for us, on a supplemental basis, the nature of the items included in the line item “other operating activities, net” for 2006 and 2005.

Response:

The reconciliation of the other operating activities, net amounts for 2006 and 2005 are as follows:

	2006	2005
Net change in other assets	$(947,137)	(1,612,992)
Net change in other liabilities	288,962	564,532
Adjustments to net change in other assets/liabilities for items included elsewhere in cash flow statement:
Net change in deferred taxes from change in valuation of available-for-sale securities	(653,932)	696,911
Deferred tax benefit	682,337	438,840
Proceeds from sale of other real estate owned	(412,706)	(87,042)
Loans made for the sale of other real estate	—	(603,000)
Transfer of loans to other real estate	851,427	1,207,485
Other, net	30,968	111,178

	$(160,081)	715,912

Note 13 - Litigation, page F-27

27.	We note your disclosure that various legal claims have arisen which, in the opinion of management, will not result in any material liability to the company. Please revise to disclose whether, in the opinion of management, these legal claims could result in a material impact to the Company’s results of operations. Disclose pending legal claims for which no accrual is made or if an exposure to loss exists in excess of the amount accrued if there is at least a reasonable possibility that a loss or an additional loss may have been incurred. Refer to paragraph 10 of SFAS 5.

Response:

Note 13, on page F-27, has been revised to disclose the immaterial effect on the consolidated financial condition and results of operations. No legal claims existed at December 31, 2006 (or presently exist) for which it is reasonably possible that a loss may be incurred by the Company.

In addition to the foregoing, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dale Oberkfell at (314) 569-7200 or doberkfell@reliancebankstl.com if you have further questions or would like to discuss any of the responses provided.

Regards,

/s/ Jerry S. Von Rohr

Jerry S. Von Rohr
President and Chief Executive Officer